November 8, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D .C . 20549

Attn:	Ernest Greene
Claire Erlanger
Erin Donahue
Jay Ingram

Re:	Tian’an Technology Group Ltd.
Registration Statement on Form F-1
Filed September 15, 2022
File No. 333-267453

Dear Sir and Madam:

On behalf of Tian’an Technology Group Ltd., a British Virgin Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form F-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated October 12, 2022, with reference to the Company’s Draft Registration Statement on Form F-1 filed with the Commission on September 15, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form F-1 Filed on September 15, 2022

General

1.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have to expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
●	experience labor shortages that impact your business;
●	experience cybersecurity attacks in your supply chain;
●	experience higher costs due to constrained capacity or increase commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw materials sourced from Russia, Belarus, or Ukraine;
●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

420 Lexington Avenue, Suite 2446, New York, NY 10170

11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

November 8, 2022

●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine.

Explain whether and how you have undertaken efforts to mitigate and where possible, quantify the impact to your business.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 5 - 7 of the Amended Registration Statement.

2.	Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the recent pandemic-related lockdowns in China and (2) the impact of consumer demand declines China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Response: In response to the Staff’s comment, we have revised the disclosure on page 5 of the Amended Registration Statement.

Prospectus Cover Page, page i

3.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Provide a cross-reference to your detailed discussion of risk factors facing the company and the offering as a result of this structure.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

4.	Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

5.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclose is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

420 Lexington Avenue, Suite 2446, New York, NY 10170

11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

November 8, 2022

6.	Provide a clear description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

7.	Disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether you have ever faced difficulties or limitations in your ability to transfer cash between subsidiaries, and whether you have cash management policies in place that dictates the amount of such funding. Please also disclose whether you have cash management policies/procedures that dictate how funds are transferred.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

Prospectus Summary, page 1

8.	In your summary of risk factors, disclose clearly the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff and the Company’s summary of risk factors has been updated.

9.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CRSC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisites permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

420 Lexington Avenue, Suite 2446, New York, NY 10170

11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

November 8, 2022

10.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

11.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determination announced by the PCAOB on December 16, 2021.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

Risk Factors, page 10

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

Because we are an “emerging growth company,”.... , page 11

13.	Based on your disclosure that you have irrevocably elected not to avail your company of exemption from new or revised accounting standards, it is not clear to us why you have not checked the related box on the cover page of the filing. Please clarify or revise this inconsistency.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

420 Lexington Avenue, Suite 2446, New York, NY 10170

11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

November 8, 2022

Index to Consolidated Financial Statements

General, page 51

14.	Please provide updated financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

Response: Updated financial statements and related disclosures as required by Item 8.A.5 of Form 20-F have been added to the Amended Registration Statement in accordance with the comments of the Staff.

Item 15. Recent Sales of Unregistered Securities, page II-2

15.	Please revise your disclosure to furnish the complete disclosure required by Item 701 of Regulation S-K. In this regard, please provide the date of each sale, name the person or identify the class of persons to whom the securities were sold, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available for all the transactions disclosed here.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff.

420 Lexington Avenue, Suite 2446, New York, NY 10170

11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

November 8, 2022

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

By:	/s/ Cassi Olson
Cassi Olson

cc:	Cong He
Chief Financial Officer

420 Lexington Avenue, Suite 2446, New York, NY 10170

11620 Wilshire Blvd., Suite 900, Los Angeles, CA 90025

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com